65 Enterprise, Aliso Viejo, CA 92656

VIA EDGAR

May 13, 2020

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:	Joshua Shainess, Special Counsel
Office of Mergers and Acquisitions Division of Corporate Finance

Re:	XsunX, Inc.
Schedule 14F-1 Filed May 1, 2020 File No. 005-78302

Dear Mr. Shainess:

This letter is in response to comments contained in your letter of May 8, 2020 to the Schedule 14F-1 of XsunX, Inc. filed May 1, 2020. We have repeated your numbered comments for convenience, followed by our responses.

1.

We note that the current Board and officers of XsunX will resign and be replaced by a new Board and officers to be designated by Mr. Martin upon completion of the sale of Preferred Stock to TN3. Please disclose the consideration to be paid for the Preferred Stock, whether there are any loans or pledges obtained by Mr. Martin in connection with the transaction, and when the transaction is expected to close. In this respect, we note that you have not yet filed the Stock Purchase Agreement for the sale.

TN3 will pay Mr. Djokovich $50,000 for his shares of preferred stock of XsunX. In addition, TN3 will pay for certain expenses of the transaction incurred by Mr. Djokovich and XsunX totaling approximately $50,000. We have added this disclosure to the Schedule 14F-1 at page 2. Mr. Martin has informed us that he has not obtained any loans and there are no pledges in connection with the transaction.

As disclosed in our Form 8-K dated March 18, 2020 and filed on March 24, 2020, we will file the preferred stock purchase agreement as an exhibit to the company’s March 31, 2020 Form 10-Q. We expect to file the 10-Q by Friday, May15.

The parties expect to close the transaction shortly after the ten-day waiting period after mailing has expired. We have added that disclosure to the Schedule 14F-1 at page 2.

2.

With respect to the common stock purchase warrants that will be issued to each of the current resigning directors of the Company upon the completion of the transaction, disclose the approximate dollar value of these issuances. Please also confirm that any related arrangements or understandings among the resigning directors and the new control group have been disclosed. Refer to Item 404(a) of Regulation S-K and Instruction 2 to Item 6 of Schedule 14A.

We have added disclosure concerning the approximate dollar value of the warrants to be issued to the resigning directors on page 8 of the Schedule 14F-1 under “Certain Relationships and Related Transactions.” We have disclosed all related arrangements or understandings among the resigning directors and Mr. Martin and TN3 in the Schedule 14F-1 under “Certain Relationships and Related Transactions.”

3.

We note that Mr. Djokovich filed a beneficial ownership report on Schedule 13D in July 2013 but has not amended it since. It appears that pursuant to Section 13(d) of the Exchange Act of 1934 and Rule 13d-2(a), he was required to file an amendment in light of the decrease in the percentage of shares he beneficially owns. Please advise.

In December 2015, Mr. Djokovich made charitable donations to the American Cancer Society and the Joint Forces Initiative totaling 1,493,000 shares of XsunX common stock in the aggregate. Mr. Djokovich plans to file a Schedule 13D reporting the donations this week, and to reflect the updated percentage ownership that Mr. Djokovich owns.

4.	Please confirm that Mr. Martin intends to file a beneficial ownership report on Schedule 13D, or advise.

Yes, Mr. Martin has informed us that he intends to file a Schedule 13D following completion of the of the sale of Preferred Stock to TN3.

5.	Please confirm that Mr. Martin will file Section 16(a) reports given his status as an officer and director.

Yes, Mr. Martin has informed us that he will file Section 16(a) reports following his appointment as an officer and director of XsunX.

Please advise if you have any additional questions or comments to the Schedule 14F-1. You can reach me at TomD@XsunX.com or 714-269-6995. If the commission has no additional comments, we plan to mail the 14F-1 on May 15. Thank you in advance for your prompt response.

Yours very truly,

/s/ Tom M. Djokovich

Tom M. Djokovich, Chief Executive Officer

XsunX Response                      Confidential

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